KIEWIT CONSTRUCTION & MINING GROUP

                     Index to Financial Statements and
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Financial Statements:

  Condensed Statements of Earnings for the three months ended June 30, 1997 and 1996 and the six months ended June 30, 1997 and 1996

  Condensed Balance Sheets as of June 30, 1997 and December 28, 1996

  Condensed Statements of Cash Flows for the six months ended June 30, 1997 and 1996

  Notes to Condensed Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations


                     KIEWIT CONSTRUCTION & MINING GROUP

                       Condensed Statements of Earnings
                                  (unaudited)

                                         Three Months Ended   Six Months Ended
                                              June 30,             June 30,
(dollars in millions,
  except per share data)                  1997         1996    1997       1996

Revenue                                  $  569       $ 570   $ 1,047   $1,072
Cost of Revenue                            (496)       (511)     (942)    (989)
                                         ------       -----   -------   ------
                                             73          59       105       83

General and Administrative Expenses         (32)        (29)      (64)     (59)
                                         ------       -----   -------  -------
Operating Earnings                           41          30        41       24

Other Income (Expense):
 Investment Income, net                       5           4         8        8
 Interest Expense, net                       (1)         (1)       (1)      (2)
 Other, net                                  13          15        35        29
                                         ------       -----    ------    -----
                                             17          18        42       35
                                         ------       -----    ------    -----

Earnings Before Income Taxes                 58          48        83       59

Provision for Income Taxes                  (23)        (19)      (33)     (23)
                                         ------       -----    ------    -----
Net Earnings                             $   35       $  29    $   50    $  36
                                         ======       =====    ======    =====

Primary Earnings per Share               $ 3.70       $2.79    $ 5.34    $3.46
                                         ======       =====    ======    =====
Fully Diluted Earnings per Share         $ 3.55       $2.70    $ 5.13    $3.36
                                         ======       =====    ======    =====


See accompanying notes to condensed financial statements.


                          KIEWIT CONSTRUCTION & MINING GROUP

                              Condensed Balance Sheets


                                                  June 30,    December 28,
                                                    1997          1996
(dollars in millions)                            (unaudited)

Assets

Current Assets:
 Cash and cash equivalents                         $   127      $    173
 Marketable securities                                  33            54
 Receivables, less allowance of $15 and $17            336           289
 Costs and earnings in excess of
  billings on uncompleted contracts                     95            80
 Investment in construction joint ventures             113            91
 Recoverable income taxes                               18             6
 Deferred income taxes                                  69            64
 Other                                                  16            13
                                                    ------       -------
Total Current Assets                                   807           770

Property, Plant and Equipment, less accumulated
 depreciation and amortization of $426 and $429        201           165
Investments                                             87            94
Other Assets                                            22            13
                                                    ------       -------
                                                    $1,117       $ 1,042
                                                    ======       =======

Liabilities and Stockholders' Equity

Current Liabilities:
 Accounts payable, including retainage
  of $35 and $33                                    $  173       $   164
 Current portion of long-term debt                       2             -
 Accrued construction costs and billings in excess
  of revenue on uncompleted contracts                  180           112
 Accrued insurance costs                                85            81
 Other                                                  43            46
                                                    ------        ------
Total Current Liabilities                              483           403

Long-Term Debt, less current portion                    16            12
Other Liabilities                                       59            65

Stockholders' Equity (Redeemable common stock,
 $404 million aggregate redemption value):
  Common equity                                        572           568
  Net unrealized holding loss                           (7)           (1)
  Foreign currency adjustment                           (6)           (5)
                                                    ------        ------
Total Stockholders' Equity                             559           562
                                                    ------        ------
                                                    $1,117        $1,042
                                                    ======        ======

See accompanying notes to condensed financial statements.

                   KIEWIT CONSTRUCTION & MINING GROUP

                   Condensed Statements of Cash Flows
                               (unaudited)

                                                       Six Months Ended
                                                            June 30,
(dollars in millions)                                  1997        1996

Cash flows from operations:
 Net cash provided by operations                       $  37       $  73

Cash flows from investing activities:
 Proceeds from sales and maturities of
  marketable securities                                   44          67
 Purchases of marketable securities                      (22)        (57)
 Proceeds from sales of property, plant and equipment     25          16
 Acquisitions and investments, net                       (18)         (3)
 Capital expenditures                                    (62)        (36)
                                                       -----       -----
  Net cash used in investing activities                  (33)        (13)

Cash flows from financing activities:
 Proceeds from long-term debt borrowings                   2           -
 Payments on long-term debt, including current portion     -          (2)
 Net change in short-term borrowings                       -         (45)
 Issuance of common stock                                 34          27
 Repurchases of common stock                              (1)         (4)
 Dividends paid                                          (13)        (12)
 Exchange of Class B&C Stock for Class D Stock, net      (72)        (19)
                                                       -----       -----
  Net cash used in financing activities                  (50)        (55)
                                                       -----       -----

  Net change in cash and cash equivalents                (46)          5

Cash and cash equivalents at beginning of period         173          94
                                                       -----       -----
Cash and cash equivalents at end of period             $ 127       $  99
                                                       =====       =====

See accompanying notes to condensed financial statements.

                       KIEWIT CONSTRUCTION & MINING GROUP

                     Notes to Condensed Financial Statements


1. Basis of Presentation:

The condensed balance sheet of Kiewit Construction & Mining Group (the "Group") at December 28, 1996 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using the historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS'
Annual Report on Form 10-K as an exhibit for the year ended December 28, 1996.

Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Diversified Group should be read in conjunction with these financial statements.

Receivables at June 30, 1997 and December 28, 1996 include approximately $72 million and $86 million of retainage on uncompleted projects, the majority of which is expected to be collected within one year. Included in the retainage amounts are $32 million and $53 million of securities which are being held by owners of various construction projects in lieu of retainage.

The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.

Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.


2. Earnings Per Share:

Primary earnings per share of common stock have been computed using the weighted average number of shares outstanding during each period. In addition, fully diluted earnings per share reflect the dilutive effect of convertible debentures. The numbers of shares used in computing earnings per share was as follows:

                                    Three Months Ended    Six Months Ended
                                         June 30,            June 30,
                                    1997        1996      1997        1996

           Primary               9,301,036   10,353,305  9,307,834  10,305,087
           Fully Diluted         9,737,869   10,712,305  9,744,667  10,664,087

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share". The statement establishes standards for computing and presenting earnings per share and requires the restatement of prior period earnings per share data presented. This statement is effective for financial statements issued for periods ending after December 15, 1997 and earlier application is not permitted. Basic and diluted earnings per share, as defined in SFAS No. 128, are not expected to vary significantly from the primary and fully diluted earnings per share shown on the statements of earnings.

3.  Summarized Financial Information:

The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, and items attributable to the Group are as follows:


(dollars in millions)

                                                 June 30,       December 28,
                                                   1997             1996

 Cash and marketable securities                   $   11         $    13
 Property, plant and equipment, net                    5               5
 Other assets                                          2               1
                                                  ------         -------
    Total Assets                                  $   18         $    19
                                                  ======         =======

 Accounts payable                                 $    2         $     8
 Long-term debt, including current portion            11              12
                                                  ------         -------
    Total Liabilities                             $   13         $    20
                                                  ======         =======



                                  Three Months Ended      Six Months Ended
                                       June 30,                June 30,
                                  1997           1996     1997        1996

 Other expense, net               $  (1)         $  -     $  (1)      $ (1)


Corporate general and administrative costs have been allocated to the Group. These allocations were less than $1 million for the three and six months ended June 30, 1997 and 1996.

Mine management income from the Diversified Group was $7 million and $8 million for the three months ended June 30, 1997 and 1996 and $16 million and $15 million for the six months ended June 30, 1997 and 1996.

4.   Acquisitions:

On April 18, 1997, the Group and a partner each invested $15 million to acquire a 96% interest in Oak Mountain Energy L.L.C. ("Oak Mountain"). Oak Mountain then acquired the existing assets of an underground coal mine in Alabama for approximately $18 million and assumed approximately $14 million of related liabilities. Oak Mountain intends to use the remaining cash and $30 million of nonrecourse bank borrowings to retire the existing debt and further develop
and modernize the mine.   Oak Mountain's results are consolidated with those
of the Group on a pro-rata basis since the date of acquisition. The coal mine's results of operations prior to the acquisition were not significant relative to the Group's results.

5. Other Matters:

The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Group's financial position, future results of operations or future cash flows.

                     Kiewit Construction and Mining Group

         Management's Discussion and Analysis of Financial Condition and
                             Results of Operations

Results of Operations - Second Quarter 1997 vs. Second Quarter 1996

Revenue from each of the Group's business segments for the three months ended June 30 was (in millions):

                                                     1997            1996

 Construction                                       $  494          $  510
 Materials                                              75              60
                                                    ------          ------
                                                    $  569          $  570
                                                    ======          ======

Construction. The Group's construction operations can be separated into two components; construction and materials. Revenue for the construction business was down 3% to $494 million compared to $510 million in 1996.
The decline is due to several large projects being in the start-up phase and the substantial completion of the San Joaquin toll road project at the end of 1996. Although construction revenue was down, materials revenue increased 25% due to the strong demand for aggregates in the Arizona market.

Contract backlog at June 30, 1997 was $3.5 billion of which 4% is attributable to foreign operations located in Canada and Indonesia. Domestic projects are spread geographically throughout the United States. Included in backlog is $755 million for the "I-15" project awarded in late March. Kiewit is the sponsoring partner on the design-build joint venture reconstructing 16 miles of Interstate 15 through the Salt Lake City area. The project is expected to be completed in 2001.

Margins on construction projects for the second quarter of 1997 increased to 13% compared to 10% for the same period in 1996. The recognition of additional revenue from San Joaquin toll road was the primary factor contributing to the increase. Margins, as a percentage of revenue, for the materials business were unchanged from the prior year.

General and Administrative Expenses.   General and administrative expenses
increased 10% in 1997. An increase in travel and professional services expenses were partially offset by a decline in insurance costs.

Other, net.   Other income is primarily comprised of mine management income from the Diversified Group and gains and losses on the disposition of property, plant and equipment and other assets. Other income decreased 7% in 1997 as compared to 1996. The decrease is attributable to lower mine management fee income and decreased gains on the disposition of construction equipment.

Provision for Income Taxes. The effective income tax rates for 1997 and 1996 are higher than the expected statutory rate of 35% primarily due to state income taxes.

Results of Operations - Six Months 1997 vs. Six Months 1996

Revenue from each of the Group's business segments for the six months ended June 30 was (in millions):

                                                     1997          1996

 Construction                                       $  918         $  961
 Materials                                             129            111
                                                    ------         ------
                                                    $1,047         $1,072
                                                    ======         ======

Construction. The Group's total revenue for the six months ended June 30, 1997 decreased $25 million or 2% compared to the same period in 1996. Revenue for the construction business was down 4% to $918 million compared to $961 million in 1996. The decline is due to several large projects being in the start-up phase and the substantial completion of the San Joaquin toll road project at the end of 1996. Although construction revenue was down, materials revenue increased 16% due to the strong demand for aggregates in the Arizona market.

Margins on construction projects for the first six months of 1997 increased to 10% compared to 8% for the same period in 1996. Claim settlements received in the first quarter of 1997 and the recognition of additional revenue from San Joaquin toll road were the primary factors contributing to the increase. Materials margins in 1997, as a percentage of revenue, were unchanged from the same period in 1996.

General and Administrative Expenses. General and administrative expenses increased 8% in 1997 compared to 1996. The increase was attributable to higher compensation, travel and professional services expenses.

Interest Expense, net. The repayment of short term borrowings in the first and second quarter of 1996 was responsible for the reduction of interest expense.

Other, net.   The 21% increase in other income in 1997 is attributable to higher mine management fee income and increased gains on the disposition of construction equipment.

Provision for Income Taxes. The effective income tax rates for 1997 and 1996 differ from the expected statutory rate of 35% primarily due to state income taxes.


Financial Condition - June 30, 1997 vs. December 28, 1996

The Group's working capital decreased $43 million or 12% during the first six months of 1997. The decrease was primarily due to capital expenditures of $62 million, investments and acquisitions of $18 million, the exchange and repurchase of Class B&C stock totaling $73 million, dividend payments of $13 million and $37 million of cash used in operating activities. Partially offsetting these uses were the issuance of common stock totaling $34 million, net proceeds from the sale of marketable securities of $22 million, proceeds from the sale of property, plant and equipment and other assets of $25 million and $2 million of debt borrowings.

The Group typically anticipates investing between $40 and $75 million annually in its construction business, including opportunities to acquire additional businesses. On July 1, 1997, the Group paid $4 million to increase its ownership in ME Holding Inc. to 80%. Other long term liquidity uses include the payment of income taxes, repurchases and conversions of common stock and the payment of dividends. The Group's current financial condition and borrowing capacity together with anticipated cash flows from operations should be sufficient for immediate cash requirements and future investing activities.